SembCorp Industries

Co Regn No: 199802418D

06014090

Rule 12g3-2(b) File No. 825109

22 May 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
JUN - 5 2006
WASH. D.C. 209

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802418D

May 22, 2006

SEMBCORP UTILITIES INVITED TO SUBMIT FINAL REVISED PROPOSAL FOR FUJAIRAH IWPP PROJECT

SembCorp Industries Ltd refers to its announcement of January 26, 2006 announcing that SembCorp Utilities Pte Ltd ("SembUtilities") was one of two Shortlisted Bidders for the Fujairah Independent Water and Power Plant project ("the project").

SembUtilities has now received notification that after detailed negotiations with both Shortlisted Bidders, the Abu Dhabi Water and Electricity Authority ("ADWEA") has decided to allow both Shortlisted Bidders to submit final revised proposals for the project by June 5, 2006.

The Board is currently re-evaluating the invitation and further announcements will be made as and when appropriate.

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Media and Analysts' Contact:

April Lee (Ms)
Group Corporate Relations
Tel: +65 6723 3160
Email: april.lee@sembcorp.com.sg
Website: www.sembcorp.com.sg